UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☒    No ☐

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: April 7, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK Provides Business Update in view of the Coronavirus Pandemic

MIGDAL HAEMEK, Israel – April 7, 2020 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that, in view of the Coronavirus pandemic, management has decided to provide a business update.

First quarter 2020 shipments of machines from Israel to customers amounted to approximately $33 million, in line with the company’s original guidance for the quarter. However, revenues are expected to be approximately $30 million. Coronavirus caused delays in installations and as the company recognizes system revenue after installation, it impacted revenue recognition of a number of systems which were delivered but installation was not completed during the first quarter. There were several reasons for our inability to install the systems on customers' sites including a significant drop in the number of flights available, some customers requiring our engineers to stay in quarantine for several days before entering their facilities to perform the installation, as well as other restrictions imposed by some countries and regions.

Regarding the second quarter: as reflected by yesterday’s announcement regarding the $8 million order, the company is currently experiencing a strong business momentum. The demand we see from our customers and the orders on hand for various applications point to a strong second quarter, which is within our capacity and execution potential. We are well organized and making all efforts to execute our plan. However, it is difficult to anticipate the full magnitude of the Coronavirus crisis and the actual impact it may have on the company’s ability to build, ship and install systems during the second quarter.

Rafi Amit Camtek’s CEO commented, “We are happy to report that, to the best of our knowledge, all our employees around the world are well, and our customers in Asia are in the process of getting back to working as usual. They have not postponed orders and are even pushing us to make timely delivery of their orders. In Israel, we are currently defined as a Critical Manufacturer. This allows us to continue our operations to ensure business continuity. At the same time, we are taking every precaution to protect and ensure the safety of our employees. To date, we have been able to manage our supply chain. I wish everyone throughout the world who is suffering from the virus a speedy recovery and hope this reality will be behind us soon,” concluded Mr. Amit.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment serving the Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments of the semiconductor industry.

Camtek provides dedicated Inspection solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. Camtek does not assume any obligation to update that information. It is important to note, there is no way to predict how the coronavirus situation will evolve further and impact Camtek’s business. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of new products and their adoption by the market, increased competition in the industry, the length and severity of the recent COVID-19 (coronavirus) outbreak, including its impacts across our businesses on demand, operations and our global supply chains ,, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.